                     SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                            -------------------


                              AMENDMENT NO. 15

                                     TO

                                SCHEDULE 13D


                 Under the Securities Exchange Act of 1934


                               -------------


                             THE LIMITED, INC.
- ---------------------------------------------------------------------------
                              (Name of Issuer)

   Common Stock, $0.50 Par Value                     532716-107
- -----------------------------------     ----------------------------------
   (Title of class of securities)                  (CUSIP number)

                           Dennis J. Block, Esq.
                         Weil, Gotshal & Manges LLP
                              767 Fifth Avenue
                         New York, New York  10153
                               (212) 310-8000
- ---------------------------------------------------------------------------
(Name, address and telephone number of person authorized to receive notices and communications)

                               Not Applicable
- ---------------------------------------------------------------------------
          (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
following box   [_].

Check the following box if a fee is being paid with the statement   [_].

(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

  CUSIP No. 532716-107                              13D-PAGE 2


    1    NAME OF REPORTING           Leslie H. Wexner
         PERSON:

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: ####-##-####

    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [_]
                                                                 (b) [x]

    3    SEC USE ONLY

    4    SOURCE OF FUNDS:   N/A


    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [_]
         PURSUANT TO ITEM 2(d) OR 2(e):

    6    CITIZENSHIP OR PLACE OF ORGANIZATION:     United States



  NUMBER OF     7  SOLE VOTING POWER:             62,312,150
   SHARES
BENEFICIALLY    8  SHARED VOTING POWER:            5,104,717
  OWNED BY
    EACH        9  SOLE DISPOSITIVE POWER:        62,824,047
  REPORTING
   PERSON      10  SHARED DISPOSITIVE POWER:       5,104,717
    WITH

    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
         67,928,764

    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES       [_]
         CERTAIN SHARES:

    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  25.09%

    14   TYPE OF REPORTING PERSON:     IN




     SEE INSTRUCTIONS BEFORE FILLING OUT!

  CUSIP No. 532716-107                              13D-PAGE 3


    1    NAME OF REPORTING PERSON:      The Wexner Foundation

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [_]
                                                                 (b) [x]

    3    SEC USE ONLY

    4    SOURCE OF FUNDS:   N/A

    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [_]
         PURSUANT TO ITEM 2(d) OR 2(e):

    6    CITIZENSHIP OR PLACE OF ORGANIZATION:       Ohio

  NUMBER OF      7   SOLE VOTING POWER:                 2,754,717
   SHARES
BENEFICIALLY     8   SHARED VOTING POWER:                  -0-
  OWNED BY
    EACH         9   SOLE DISPOSITIVE POWER:            2,754,717
  REPORTING
   PERSON       10   SHARED DISPOSITIVE POWER:             -0-
    WITH

    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
         2,754,717

    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES       [_]
         CERTAIN SHARES:

    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  1.0%

    14   TYPE OF REPORTING PERSON:      OO



     SEE INSTRUCTIONS BEFORE FILLING OUT!

  CUSIP No. 532716-107                              13D-PAGE 4


    1    NAME OF REPORTING PERSON:      Health and Science Interests

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:        (a) [_]
                                                                  (b) [x]

    3    SEC USE ONLY

    4    SOURCE OF FUNDS:   N/A

    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [_]
         PURSUANT TO ITEM 2(d) OR 2(e):

    6    CITIZENSHIP OR PLACE OF ORGANIZATION:       Ohio

  NUMBER OF        7   SOLE VOTING POWER:              2,000,000
   SHARES
BENEFICIALLY       8   SHARED VOTING POWER:               -0-
  OWNED BY
    EACH           9   SOLE DISPOSITIVE POWER:         2,000,000
  REPORTING
   PERSON         10   SHARED DISPOSITIVE POWER:          -0-
    WITH

    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
         2,000,000

    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES       [_]
         CERTAIN SHARES:

    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0.7%

    14   TYPE OF REPORTING PERSON:       OO



     SEE INSTRUCTIONS BEFORE FILLING OUT!

  CUSIP No. 532716-107                              13D-PAGE 5


    1    NAME OF REPORTING PERSON:      Health and Science Interests II

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:        (a) [_]
                                                                  (b) [x]

    3    SEC USE ONLY

    4    SOURCE OF FUNDS:   N/A

    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [_]
         PURSUANT TO ITEM 2(d) OR 2(e):

    6    CITIZENSHIP OR PLACE OF ORGANIZATION:       Ohio

  NUMBER OF        7   SOLE VOTING POWER:                350,000
   SHARES
BENEFICIALLY       8   SHARED VOTING POWER:                -0-
  OWNED BY
    EACH           9   SOLE DISPOSITIVE POWER:           350,000
  REPORTING
   PERSON         10   SHARED DISPOSITIVE POWER:           -0-
    WITH

    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
         350,000

    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES       [_]
         CERTAIN SHARES:

    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0.1%

    14   TYPE OF REPORTING      OO
         PERSON:


     SEE INSTRUCTIONS BEFORE FILLING OUT!

  CUSIP No. 532716-107                              13D-PAGE 6


    1    NAME OF REPORTING PERSON:      The Wexner Children's Trust

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:        (a) [_]
                                                                  (b) [x]

    3    SEC USE ONLY

    4    SOURCE OF FUNDS:   N/A

    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [_]
         PURSUANT TO ITEM 2(d) OR 2(e):

    6    CITIZENSHIP OR PLACE OF ORGANIZATION:        Ohio

  NUMBER OF      7    SOLE VOTING POWER:              18,750,000
   SHARES
BENEFICIALLY     8    SHARED VOTING POWER:                -0-
  OWNED BY
    EACH         9    SOLE DISPOSITIVE POWER:         18,750,000
  REPORTING
   PERSON       10    SHARED DISPOSITIVE POWER:           -0-
    WITH

    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
         18,750,000

    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES       [_]
         CERTAIN SHARES:

    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  6.9%

    14   TYPE OF REPORTING PERSON:     OO


     SEE INSTRUCTIONS BEFORE FILLING OUT!

          This Amendment No. 15 relates to the Schedule 13D dated June 25, 1985, as amended in certain respects by Amendments No. 1 through 14 thereto, by a group currently comprised of Leslie H. Wexner, The Wexner Foundation, Health and Science Interests, Health and Science Interests II and The Wexner Children's Trust (collectively, the "Purchasers").

     Item 2.   Identity and Background.
               -----------------------

          Recently with the conclusion of the self tender offer by The Limited, Inc., Bella Wexner informed the Purchasers that she did not believe that her continuing to jointly file as a member of the Purchasers' Schedule 13D group was warranted in light of the absence of any group activity between the Purchasers on the one hand and Ms. Wexner on the other. Accordingly, this Amendment No. 15 to the Purchasers' Schedule 13D is not being filed on behalf of Ms. Wexner, and subsequent amendments to the Purchasers' Schedule 13D will not be filed on her behalf. There are no contracts, arrangements or understandings between any Purchaser and Ms. Wexner with respect to the voting, acquisition, holding or disposition of the Common Stock of The Limited, Inc.

     Item 5.   Interest in Securities of the Issuer.
               ------------------------------------

               (a) As of April 2, 1996, the Purchasers beneficially owned the following shares of the Common Stock (the approximate percentage of the shares of Common Stock owned as indicated in parenthesis below is based on the public announcement by The Limited, Inc. on March 15, 1996 that following its purchase of shares of Common Stock pursuant to its offer to purchase, there will be approximately 270.7 million shares of Common Stock issued and outstanding):

     1.   Leslie H. Wexner                  67,928,764(1)(2)(3)(4)   25.09%
     2.   The Wexner Foundation              2,754,717                1.0%
     3.   Health and Science Interests       2,000,000                0.7%
     4.   Health and Science Interests II      350,000                0.1%
     5.   The Wexner Children's Trust       18,750,000                6.9%


               (b)  Holdings of Common Stock as of April 2, 1996:



                                                                 The              Health and       Health and       The Wexner
                                                                 Wexner           Science          Science          Children's
                                           Leslie H. Wexner      Foundation       Interests        Interests II     Trust
                                           ----------------      ----------       ---------        ------------     ----------
 Sole power to vote or to direct vote      62,312,150(4)         2,754,717(1)     2,000,000(2)     350,000(2)       18,750,000(4)

 Shared power to vote or to direct vote     5,104,717(1)(2)           N/A             N/A              N/A              N/A

 Sole power to dispose of or to
 direct disposition                        62,824,047(3)(4)      2,754,717(1)     2,000,000(2)     350,000(2)       18,750,000(4)

 Shared power to dispose of or to
 direct disposition                         5,104,717(1)(2)          N/A              N/A              N/A              N/A

        _________________________

     (1) Power to vote or direct the disposition of the 2,754,717 shares held by the Wexner Foundation may be deemed to be shared by Leslie H. Wexner, Jeffrey E. Epstein and Jeffrey J. Smith as the trustees of The Wexner Foundation. Leslie H. Wexner, Jeffrey E. Epstein and Jeffrey J. Smith disclaim beneficial ownership of the shares held by The Wexner Foundation.




     (2) Power to vote or direct the disposition of the 2,350,000 shares held in the aggregate by Health and Science Interests and Health and Science Interests II may be deemed to be shared by Leslie H. Wexner as grantor and Jeffrey E. Epstein as trustee thereof. Leslie H. Wexner and Jeffrey E. Epstein disclaim beneficial ownership of shares held by Health and Science Interests and Health and Science Interests II.

     (3) Includes 511,897 shares held in The Limited, Inc. Savings and Retirement Plan for Mr. Wexner's account.

     (4) Power to vote or direct the disposition of the 18,750,000 shares held by Leslie H. Wexner as the sole trustee of The Wexner Children's Trust.

          (c) On March 21, 1996, The Wexner Foundation sold in an open market transaction 222,400 shares at a per share price of $19.00.

          (d), (e):  Not Applicable



                                    SIGNATURE




          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



     Dated:  April 2, 1996



                                    /s/ Leslie H. Wexner
                                   -----------------------------------
                                        Leslie H. Wexner


                                   THE WEXNER FOUNDATION


                                   By: /s/Jeffrey J. Smith
                                       -------------------------------
                                          Jeffrey J. Smith, Secretary



                                   HEALTH AND SCIENCE INTERESTS


                                   By: /s/Jeffrey E. Epstein
                                       -------------------------------
                                          Jeffrey E. Epstein, Trustee


                                   HEALTH AND SCIENCE INTERESTS II


                                   By: /s/Jeffrey E. Epstein
                                       -------------------------------
                                          Jeffrey E. Epstein, Trustee


                                   THE WEXNER CHILDREN'S TRUST


                                   By: /s/Leslie H. Wexner
                                       -------------------------------
                                          Leslie H. Wexner, Trustee


                                       10

     NYFS01...:\08\80808\0004\139\SCH3256S.360